Exhibit 99.1

MEDIA RELEASE

June 14, 2022

Algoma Steel Group Reports Fiscal Fourth Quarter and Full Year 2022

Financial Results

Record Full-Year Revenue, Adjusted EBITDA and Free Cash Flow Performance

Electric Arc Furnace Construction Advancing as Planned

Announces Intention to Launch US$400 Million Substantial Issuer Bid in June as Part of Its

Capital Allocation Strategy

SAULT STE. MARIE, ONTARIO (June 14, 2022) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal fourth quarter and full year ended March 31, 2022.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2022 to Fiscal 2021 Fourth Quarter Comparisons

•	Consolidated revenue of $941.8 million, up 47.5% from $638.5 million in the prior-year quarter.

•	Consolidated income from operations of $310.6 million, compared to $130.0 million in the prior-year quarter.

•	Net income of $242.9 million, compared to $100.1 million in the prior-year quarter.

•	Adjusted EBITDA of $334.4 million and Adjusted EBITDA margin of 35.5%, compared to $166.9 million and 26.1% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $443.8 million, compared to $133.9 million in the prior-year quarter.

•	Shipments of 547,217 tons, down from 621,843 tons in the prior-year quarter.

•	Paid first quarterly dividend of US$0.05/share.

•	Launched Normal Course Issuer Bid in March.

Fiscal 2022 to Fiscal 2021 Full Year Comparisons

•	Consolidated revenue of $3,806.0 million, up 112.0% from $1,794.9 million the prior-year.

•	Consolidated income from operations of $1,411.0 million, up from $84.8 million the prior-year.

•	Net income of $857.7 million, compared to a net loss of $76.1 million the prior-year.

•	Adjusted EBITDA of $1,503.2 million and Adjusted EBITDA margin of 39.5%, compared to $199.2 million and 11.1% the prior-year (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $1,263.4 million, compared to $8.1 million the prior-year.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

•	Shipments of 2,297,159 tons, compare to 2,102,086 tons the prior-year.

Michael Garcia, the Company’s Chief Executive Officer, commented, “Our strong results for the fiscal fourth quarter capped off an incredible year at Algoma, one that produced record revenues, profitability and cash flows. Relentless execution by the entire team delivered these strong results across what was truly a tumultuous year for both steel and raw material markets. It is through this hard work and dedication that we have positioned ourselves to drive additional value creation for our shareholders on two fronts simultaneously. Our transformational electric arc furnace project is advancing as planned towards a 2024 startup, and today we are announcing the next phase of our capital allocation program with a US$400 million substantial issuer bid which would represent roughly a third of today’s market capitalization.”

Mr. Garcia continued, “I would like to personally thank Mike McQuade for his outstanding leadership over the critically important last three years at Algoma, and look forward to his continued mentorship and guidance in his continuing role as a member of the board. The future for Algoma has never looked brighter, and I am honored to have been chosen to be at the helm during these exciting times.”

Fourth Quarter Fiscal 2022 Financial Results

Fourth quarter revenue totaled $941.8 million, up 47.5% from $638.5 million in the prior-year quarter. As compared with the prior-year quarter, steel revenue was $879.9 million, up 50.2% from $585.6 million, and revenue per ton of steel sold was $1,721, up 67.6% from $1,027.

Income from operations was $310.6 million, compared to $130.0 million in the prior-year quarter. The year over year increase was primarily due to an increase in the selling price of steel, partially offset by an increase in the purchase price of inputs, including iron ore, scrap and alloys.

Net income in the fourth quarter was $242.9 million, compared to $100.1 million in the prior-year quarter. The improvement was driven primarily by the factors described above under income from operations.

Adjusted EBITDA in the fourth quarter was $334.4 million, compared with $166.9 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 35.5%. Average realized price of steel net of freight and non-steel revenue was $1,608 per ton, up 70.7% from $942 per ton in the prior-year quarter. Cost per ton of steel products sold was $947, up 47.4% from $643 in the prior-year quarter. Shipments for the fourth quarter decreased by 12.0% to 547,217 tons, compared to 621,843 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Full Year Fiscal 2022 Financial Results

Full year revenue totaled $3,806.0 million, up 112.0% from $1,794.9 million the prior-year. As compared with 2021, steel revenue was $3,548.8 million, up 119.7% from $1,615.1 million, and revenue per ton of steel sold was $1,657, up 94.0% from $854.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Income from operations was $1,411.0 million, compared to $84.8 million the prior-year. The year over year increase was primarily due to an increase in the selling price of steel, partially offset by an increase in the purchase price of inputs, including iron ore, scrap and alloys, as well as increases in employee profit sharing.

Net income for the year was $857.7 million, compared to a net loss of $76.1 million in 2021. The improvement was driven primarily by the factors described above under income from operations offset by listing expenses and transaction costs associated with the merger with Legato Merger Corp. and higher income taxes.

Adjusted EBITDA for the full year was $1,503.2 million, compared with $199.2 million for the prior-year. This resulted in an Adjusted EBITDA margin of 39.5%. Average realized price of steel net of freight and non-steel revenue was $1,545 per ton, up 101.2% from $768 per ton in the prior-year. Cost per ton of steel products sold was $857, up 32.7% from $646 in the prior-year. Shipments for the year increased by 9.3% to 2,297,159 tons, compared to 2,102,086 tons in the prior-year. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Normal Course Issuer Bid

On March 3, 2022 the Company announced the commencement of a normal course issuer bid (“NCIB”) after receiving approval from the Toronto Stock Exchange (“TSX”), authorizing the Company to acquire up to a maximum of 7,397,889 shares, or 5% of its issued and outstanding shares as of February 18, 2022, subject to a maximum of 16,586 shares per day on the TSX and 300,000 on NASDAQ. The NCIB expires on March 2, 2023 if not fully exercised. No shares were repurchased under the NCIB during the fiscal year ended March 31, 2022. Subsequent to March 31, 2022, as at May 31 2022, the company has acquired and cancelled 1,089,691 shares under the NCIB. The Company will be suspending share repurchases under the NCIB until after the expiration of the proposed substantial issuer bid.

Substantial Issuer Bid

The Company announced today that it intends to commence a US$400 million substantial issuer bid (“SIB”), as part of its overall capital allocation strategy, under which the Company plans to offer to purchase for cancellation from shareholders up to US$400 million of the Company’s outstanding common shares by way of a “modified Dutch auction” which will permit shareholders to choose, within the pricing range determined by the Company, the number of shares and the price at which they wish to tender such shares, with the purchase price for all tendering shareholders being the lowest purchase price per share that will enable the Company to purchase the maximum number of shares properly tendered to the offer, up to US$400 million. The Company believes that the SIB represents an equitable and efficient means of providing value to its shareholders. The pricing range of the SIB and further details will be announced separately, prior to the commencement of the SIB, which is anticipated to occur prior to the end of June.

Electric Arc Furnace

In November 2021, the Board of Directors authorized the Company to construct two new state-of-the-art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

The $700 million project is expected to take two years to complete and is advancing as expected. Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, which would match its downstream finishing capacity, and would be expected to reduce the Company’s annual carbon emissions by approximately 70%.

Quarterly Dividend

The Company’s board of directors has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on July 15, 2022 to holders of record of common shares of the Corporation as of the close of business on June 27, 2022. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Outlook

The outlook that follows constitutes forward-looking statements (as defined below) and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond our control. Please see “Cautionary Statement Regarding Forward-Looking Statements” below.

In addition to the other assumptions and factors described in this news release, our outlook assumes continued high prices of steel, ongoing inflationary pressures on raw material inputs, labor, and logistics costs, and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by us and are based on current expectations.

Based on our current information regarding our operations and end markets, we currently expect the following for the first quarter of fiscal 2023:

•	Adjusted EBITDA*: $335 million to $355 million

*	See Non-IFRS Financial Measures.

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, June 15, 2022 at 11:00 a.m. Eastern time to review the Company’s fiscal fourth quarter and full year results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Fourth Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13730393.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited condensed interim consolidated financial statements for the three and twelve months ended March 31, 2022, and Management’s Discussion & Analysis thereon are available under the Company’s profile on EDGAR at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s strategic objectives, Algoma’s expectation to pay a quarterly dividend, value creation for Algoma’s shareholders, the launch of the SIB, the expected timing of the EAF transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions and Adjusted EBITDA guidance for the first quarter of fiscal 2023. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to, the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in EAF steelmaking and the retirement of certain secured long term debt; the risks associated with the steel industry generally; Algoma’s ability to continue to pay a quarterly dividend; the impact of share price volatility on the SIB; receipt of regulatory approvals for the offer documents; risk that the SIB will not be completed on the terms described in this press release (including the price range and number of shares Algoma may purchase under the SIB) or at all; and changes in general economic conditions, including as a result of the COVID-19 pandemic, inflation and the ongoing conflict in Ukraine. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s public filings, including the registration statement on Form F-1 filed by Algoma with the Securities and Exchange Commission (“SEC”) and the prospectus filed by Algoma with the SEC and the Ontario Securities Commission (“OSC”), and, once available, in Algoma’s annual report on Form 20-F. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

IMPORTANT INFORMATION FOR SHAREHOLDERS

The SIB referred to in this press release has not yet commenced. The information relating to the SIB contained in this press release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell shares. On the commencement date of the SIB, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

be filed by Algoma with the SEC, and a separate issuer bid circular and related documents will be filed by Algoma with the OSC. The SIB will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. Although the board of directors of the Company has determined to proceed towards commencement of an SIB on the terms described in this press release, market, legal, tax or other business considerations between the date hereof and the commencement of the SIB may cause the Board of Directors to determine not to proceed with the SIB on the terms described in this press release, or at all. The Company will be under no legal obligation in respect of the offer under the SIB until the SIB is formally launched. None of the Company, its board of directors, or its advisors makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their shares pursuant to the SIB or the purchase price or prices at which shareholders may choose to tender shares. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the tender offer statement and related documents filed with the SEC (in each case, when available) at the website maintained by the SEC at www.sec.gov or with the OSC at the website maintained by the Canadian Securities Administrators at www.sedar.com. Shareholders may also obtain those materials from the depositary for the SIB, which will be named in the tender offer statement. Shareholders are urged to evaluate carefully all information related to the SIB, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit shares pursuant to the SIB and, if so, how many shares to deposit and at what price.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange loss (gain), finance income, carbon tax, share based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of the non-IFRS financial measures reported herein.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Financial Position

As at,	March 31, 2022	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash	$915.3	$21.2
Restricted cash	3.9	3.9
Accounts receivable, net	402.3	274.6
Inventories, net	480.0	415.3
Prepaid expenses and deposits	79.9	74.6
Margin payments	29.5	49.4
Other assets	5.6	3.8

Total current assets	$1,916.5	$842.8

Non-current
Property, plant and equipment, net	$773.7	$699.9
Intangible assets, net	1.1	1.5
Related party receivable	—	2.2
Other assets	2.3	7.5

Total non-current assets	$777.1	$711.1

Total assets	$2,693.6	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness	$0.1	$90.1
Accounts payable and accrued liabilities	261.9	153.8
Taxes payable and accrued taxes	64.3	27.2
Current portion of other long-term liabilities	0.4	—
Current portion of long-term debt	—	13.6
Current portion of governmental loans	10.0	—
Current portion of environmental liabilities	4.5	4.5
Derivative financial instruments	28.8	49.4
Warrant liability	99.4	—
Earnout liability	22.7	—
Share-based payment compensation liability	45.4	10.0

Total current liabilities	$537.5	$348.6

Non-current
Long-term debt	$—	$439.3
Long-term governmental loans	85.2	86.4
Accrued pension liability	118.1	170.1
Accrued other post-employment benefit obligation	239.8	297.8
Other long-term liabilities	4.0	2.5
Environmental liabilities	33.5	35.4
Deferred income tax liabilities	92.9	—

Total non-current liabilities	$573.5	$1,031.5

Total liabilities	$1,111.0	$1,380.1

Shareholder’s equity
Capital stock		$409.5
Accumulated other comprehensive income	152.0	9.5
Deficit	77.8	(249.3)
Contributed surplus	(25.2)	4.1

Total shareholder’s equity	$1,582.6	$173.8

Total liabilities and shareholder’s equity	$2,693.6	$1,553.9

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended March 31, 2022	Three months ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
expressed in millions of Canadian dollars
Revenue	$941.8	$638.5	$3,806.0	$1,794.9
Operating expenses
Cost of sales	$603.2	$476.0	$2,292.0	$1,637.7
Administrative and selling expenses	28.0	32.5	103.0	72.4

Income from operations	$310.6	$130.0	$1,411.0	$84.8

Other (income) and expenses
Finance income	($0.4)	$0.0	($0.5)	($1.1)
Finance costs	4.3	15.9	48.6	68.5
Interest on pension and other post-employment benefit obligations	2.9	4.1	11.6	17.0
Foreign exchange loss	6.3	9.9	4.3	76.5
Transaction costs	5.0	—	26.5	—
Listing expense	—	—	235.6	—
Change in fair value of warrant liability	13.2	—	6.4	—
Change in fair value of earnout liability	(44.5)	—	(78.1)	—
Change in fair value of share-based compensation liability	2.9	—	—	—

	($10.3)	$29.9	$254.4	$160.9

Income (loss) before income taxes	$320.9	$100.1	$1,156.6	($76.1)
Income tax expense	78.0	—	298.9	—

Net income (loss)	$242.9	$100.1	$857.7	($76.1)

Net income (loss) per common share
Basic	$1.59	$1.40	$8.53	($1.06)
Diluted	$1.45	$1.40	$7.75	($1.06)

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2022	Three months ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
expressed in millions of Canadian dollars
Operating activities
Net Income (loss)	$242.9	$100.1	$857.7	($76.1)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	22.7	21.7	87.0	87.2
Deferred income tax expense	(3.3)	—	101.7	—
Pension expense in excess of funding (pension funding in excess of expense)	1.7	(7.5)	2.4	(30.5)
Post-employment benefit funding in excess of expense	(1.0)	(1.6)	(6.1)	(7.8)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	1.8	3.5	1.5	32.1
post-employment benefit obligations	3.7	4.1	0.9	34.3
Finance costs	4.3	15.9	48.6	68.5
Loss on disposal of property, plant and equipment	0.3	2.5	0.3	2.5
Interest on pension and other post-employment benefit obligations	2.9	4.1	11.6	17.0
Accretion of governmental loans and environmental liabilities	3.1	2.5	12.2	10.3
Unrealized foreign exchange loss (gain) on government loan facilities	1.4	1.1	0.6	9.0
Increase in fair value of warrant liability	13.2	—	6.4	—
Decrease in fair value of earnout liability	(44.5)	—	(78.1)	—
Increase in fair value of share-based compensation liability	2.9	—	—	—
Listing expense	—	—	235.6	—
Other	1.0	(3.1)	5.5	0.9

	$253.1	$143.3	$1,287.8	$147.4
Net change in non-cash operating working capital	191.1	(9.6)	(21.1)	(137.7)
Environmental liabilities paid	(0.4)	0.2	(3.3)	(1.6)

Cash generated by operating activities	$443.8	$133.9	$1,263.4	$8.1

Investing activities
Acquisition of property, plant and equipment	($93.4)	($22.0)	($166.2)	($71.7)
Disposition (acquisition) of intangible asset	0.4	(0.1)	—	(0.1)
Acquisition of right-of-use assets	(0.9)	—	(1.7)	—
Recovery (issuance) of related party receivable	—	—	2.2	(1.1)

Cash used in investing activities	($93.9)	($22.1)	($165.7)	($72.9)

Financing activities
Bank indebtedness (repaid) advanced, net	$0.1	($95.3)	($86.8)	($145.2)
Repayment of term loans	(0.1)	(3.5)	(457.8)	(12.6)
Governmental loans issued, net of benefit	1.1	(0.1)	1.1	6.5
Repayment of governmental loans	(0.8)	—	(0.8)	—
Interest paid	(0.1)	(11.4)	(36.3)	(15.6)
Proceeds from issuance of shares	—	—	393.5	—
Dividends paid	(9.3)	—	(9.3)	—
Other	(0.4)	0.2	(2.3)	(0.5)

Cash used in financing activities	($9.5)	($110.1)	($198.7)	($167.4)

Effect of exchange rate changes on cash	($12.6)	($0.2)	($4.9)	($11.6)
Cash
Increase (decrease) in cash	327.8	1.5	894.1	(243.8)
Opening balance	587.5	19.7	21.2	265.0

Ending balance	$915.3	$21.2	$915.3	$21.2

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

millions of dollars	Three months ended March 31, 2022	Three months ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
Net income (loss)	$242.9	$100.1	$857.7	($76.1)
Amortization of property, plant and equipment and amortization of intangible assets	22.8	21.0	87.1	86.9
Finance costs	4.3	15.9	48.6	68.5
Interest on pension and other post-employment benefit obligations	2.9	4.1	11.6	17.0
Income taxes	78.0	—	298.9	—
Foreign exchange loss	6.3	9.9	4.4	76.5
Finance income	(0.4)	—	(0.5)	(1.1)
Carbon tax	0.4	1.8	(0.6)	13.4
Increase in fair value of warrant liability	13.2	—	6.4	—
Decrease in fair value of earnout liability	(44.5)	—	(78.1)	—
Increase in fair value of share-based payment compensation liability	2.9	—	—	—
Transaction costs	5.0	—	26.5	—
Listing expense	—	—	235.6	—
Share-based compensation	0.7	14.1	5.7	14.1

Adjusted EBITDA (i)	$334.4	$166.9	$1,503.2	$199.2

Net income (loss) Margin	25.8%	15.7%	22.5%	-4.2%

Net income (loss) / ton	$443.84	$161.01	$373.36	($36.19)

Adjusted EBITDA Margin (ii)	35.5%	26.1%	39.5%	11.1%

Adjusted EBITDA / ton	$611.09	$268.40	$654.37	$94.76

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901